SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

27 August 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Response to FSA
Released	07:30 27 Aug 2002
Number	3667A

IMMEDIATE **27 August 2002**

FSA announcement on Royal & SunAlliance pensions review

Royal & SunAlliance has received notice from the Financial Services Authority that it is fining its UK Life operation £1.35 million in respect of breaches of PIA rules and SIB principles relating to its personal pensions review.

The fine relates to some inadequacies in certain aspects of Royal & SunAlliance's personal pension review. These issues were uncovered in 2000. The FSA has acknowledged that since then, Royal & SunAlliance has taken immediate action and voluntarily undertook its own effective and extensive review and remedial programme. Throughout the review process, Royal & SunAlliance's aim has been to ensure that all customers are dealt with in a fair and proper manner.

Duncan Boyle, Royal & SunAlliance's UK Chief Executive, said:

"Today's fine relates to certain past issues which we very much regret. Once the process problems were uncovered in 2000, we took urgent action including allocating substantial additional resources to ensure the issues raised were resolved."

--ENDS--

For further information:

Paul Atkinson	Mike Wallwork
UK Communications Director	UK PR Manager
Tel: +44 (0)20 7337 5712	Tel: +44 (0)151 224 3832
Mobile: 0771 466 0182	Mobile: 07802 563873

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 27 August 2002

By: ______________________________
(Signature)*
Name: J C Hance
Title: Group Finance Director

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* Print the name and title of the signing officer under his signature.